May 26, 2017

VIA EDGAR TRANSMISSION

Ms. Jaea Hahn

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Ms. Hahn:

On May 16, 2017, Northern Lights Fund Trust (“NLFT”) filed preliminary proxy statements with respect to the Ascendant Tactical Yield Fund, a series of NLFT (the “Fund”) The proxy statement relates to a shareholder meeting to consider approval of a new investment subadvisory agreement with United Capital Financial Advisers, LLC. In a telephone conversation on May 24, 2017, you provided additional comments to the preliminary proxy statement. Please find below a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used herein have the same meanings given to them in the proxy statement. Redlined changes to the preliminary proxy are provided in the attached Appendix A.

Comment 1. Please respond to comments in writing and file such writing as correspondence on EDGAR.

Response. The Registrant so acknowledges.

Comment 2. Please complete and/or finalize all missing and bracketed information.

Response. Missing and bracketed information will be completed and finalized in the definitive proxy statement filing.

Comment 3. Please note that the Registrant and management are responsible for the accuracy and adequacy of their disclosures notwithstanding any review, comments, action or absence of action by the Staff.

Response. The Registrant so acknowledges.

Comment 4. Please provide a form of proxy card in the definitive filing.

May 26, 2017

Response. A form of proxy card has been provided for in the amended filing.

Comment 5. Please delete the word “each” in the sentence disclosing the availability of the Fund’s shareholder reports.

Response. The requested deletion has been made.

Comment 6. Please disclose whether AssetOne or United Capital is an affiliate of Ascendant Advisors.

Response. The following disclosure has been added:

Neither AssetOne nor United Capital are affiliated with Ascendant.

Comment 7. Please revise disclosure as necessary to convey that the transaction between AssetOne and United Capital has been completed.

Response. Responsive chnages have been throughout the document. Please see attached redlined proxy statement.

Comment 8. In the fourth paragraph of the Background section, please delete the “the” that appears before Ascendant.

Response. The requested change has been made.

Comment 9. Please provide disclosure in the Background section as to what Ascendant and the Trust may do in the event that shareholders do not approve the proposal.

Response. The following sentence has been moved from the section entitled “The Subadvisory Agreements” to the Background section.

If the New Subadvisory Agreement between Ascendant and United Capital is not approved by the Fund’s shareholders, the Board and Ascendant will consider other options, including a new or modified request for shareholder approval of the New Subadvisory Agreement.

Comment 10. If true, please consider describing the New Subadvisory Agreement as “substantially identical” to the current subadvisory agreement.

Response. The suggested change has been made.

May 26, 2017

Comment 11. Please disclose when the current subadvisory agreement was last approved by shareholders.

Response. The following disclosure has been added:

The Current Subadvisory Agreement was last approved by shareholders on May 8, 2015.

Comment 12. Please disclose that the material provisions of the New Subadvisory Agreement have been appropriately provided for in the disclosure.

Response: The disclosure has been revised as follows:

The description of the New Subadvisory Agreement included in this Proxy Statement only summarizes the material provisions of the New Subadvisory Agreement.

Comment 13. Please provide definitions for the terms “standard deviation” and “Sharpe ratio.”

Response. The following footnotes have been provided:

Standard deviation refers to the volatility of a fund’s returns. The higher a standard deviation is, the more volatile the fund’s returns.

Sharpe ratio is a measure for calculating a fund’s risk-adjusted returns.

Comment 14. Please clarify which Morningstar category and peer group are being referenced.

Response. The disclosure has been revised as follows:

Performance. The Trustees considered the Fund’s primary objective of capital preservation. They noted that since inception, the Fund had a favorable standard deviation1 and risk score, but it has lagged in rate of return compared to the peer group median and benchmark index. They reasoned that this performance had also resulted in the Fund’s achievement of a relatively adverse Sharpe ratio2 over that period. They also noted that over the 1-year period, the Fund’s standard deviation and risk score remained favorable while the rate of return and Sharpe ratio improved. They observed that over the 1-year period, the Fund outperformed the benchmark and slightly underperformed the medians of the Morningstar Non-Traditional Bond category and the peer group of similar funds. After discussion and consideration of the Fund’s recently improved performance, the Trustees concluded that the sub-adviser’s performance was satisfactory.

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1 Standard deviation refers to the volatility of a fund’s returns. The higher a standard deviation is, the more volatile the fund’s returns.

2 Sharpe ratio is a measure for calculating a fund’s risk-adjusted returns.

May 26, 2017

Comment 15. In the Fee and Expenses section, please clarify when AssetOne and United Capital is being discussed.

Response. The disclosure has been revised as follows:

Fees and Expenses. The Trustees considered that United Capital would receive an annual fee of 0.50% on assets up to $100 million, and a fee of 0.60% on assets above $100 million, the same fee paid to AssetOne. They noted that the fee was substantially lower than the average fee charged by United Capital to the separately managed account it managed with a similar strategy. After further discussion, the Trustees concluded that the proposed sub-advisory fee was reasonable.

Comment 16. Please clarify whether the discussion of breakpoints refers to the adviser’s or the subadviser’s fee schedule.

Response. The disclosure has been revised as follows:

Economies of Scale. The Trustees considered whether United Capital will experience economies of scale with respect to the managing of the Fund. The Trustees agreed that this was primarily an adviser level issue and should be considered with respect to the overall advisory contract, taking into consideration the impact of the sub-advisory expense. After discussion, it was the consensus of the Trustees that a lack of breakpoints for the adviser’s fee was acceptable and the shareholders would benefit from lower overall expenses as the Fund grows.

Comment 17. Please disclose the addresses for Ascendant and AssetOne.

Response. The following disclosure has been added:

Ascendant is located at Four Oaks Place, 1330 Post Oak Boulevard, Suite 1550, Houston, TX 77056. AssetOne is located at 5655 Yosemite Street, Suite 450, Greenwood Village, CO 80111.

Comment 18. Please confirm the accuracy of whether or control persons can determine the outcome of the shareholder vote.

Response. The disclosure has been revised as follows:

May 26, 2017

Shareholders owning more than 25% of the shares of the Fund are considered to “control” the Fund, as that term is defined under the 1940 Act. Persons controlling the Fund may determine the outcome of any proposal submitted to the shareholders for approval.

Comment 19. Please revise disclosure to provide that shareholder may mail their completed proxy card rather than fax the completed card.

Response. The requested change has been made.

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If you have any questions, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla